25002867

UNITED STATES
ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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APR 07 2025
Washington, DC

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SEC FILE NUMBER
8-051359

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Washington Securities Corporation

TYPE OF REGISTRANT (check all applicable boxes):

☐ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

6935 Wisconsin Ave, Suite 510
(No. and Street)

Chevy Chase	Maryland	20815
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Earl R Zastrow	301-657-4810	erzastrow@washingtonsecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RW Group
(Name – if individual, state last, first, and middle name)

PO Box 114	Landenberg	PA	19350
(Address)	(City)	(State)	(Zip Code)

02/23/2010	5020
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Earl R ZASTROW, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Washington Securities Corporation, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

LINDSAY ZETTER LUCAS
Notary Public-Maryland
Anne Arundel County
My Commission Expires
September 18, 2028

Signature: [signature]

Title:
Presiden

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☐ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of WASHINGTON SECURITIES CORPORATION

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of WASHINGTON SECURITIES CORPORATION, as of December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of WASHINGTON SECURITIES CORPORATION as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of WASHINGTON SECURITIES CORPORATION's management. Our responsibility is to express an opinion on WASHINGTON SECURITIES CORPORATION's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to WASHINGTON SECURITIES CORPORATION in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

RW Group, LLC

We have served as WASHINGTON SECURITIES CORPORATION's auditor since 2015.
Landenberg, Pennsylvania
March 31, 2025

Washington Securities Corporation
Statement of Financial Condition
December 31, 2024

Assets	
Cash and Cash Equivalents	81,278
Accounts Receivable	18,640
Other Current Assets	13,357
Clearing Deposit	50,000
Other Assets	6,168
Total Assets	169,443
Liabilities & Stockholder Equity	
Liabilities	
Commissions Payable	10,108
Accounts Payable & Other Accrued Liabilities	16,208
Total Liabilities	26,316
Stockholders' Equity	
Common Stock ($1.00 par value, 2000 shares authorized - 600 issued & outstanding)	600
Additional paid in capital	50,400
Retained Earnings	92,127
Total Stockholders' Equity	143,127
Total Liabilities & Stockholder' Equity	169,443

See accompanying notes to Financial Statements

WASHINGTON SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024

NOTE 1 – ORGANIZATION
Washington Securities Corporation (The Company), was formed for the purpose of operating a broker-dealer in securities. The Corporation is registered with the Securities and Exchange Commission (SEC), and is a member of the Financial Industry Regulatory Authority (FINRA).

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES
Revenue Recognition – Securities transactions and related commissions, from the sale of equity securities, corporate bonds, municipal bonds, unit trusts, insurance securities, options, and mutual funds, are recognized on a trade date basis. 12b1 fees, from the sales of mutual funds, arrive quarterly and are recognized on the anniversary date of that particular funds' investment schedule. Credit/debit balance rebates are recognized monthly and are based on interest rates tied to account balances at RBC

Accounts Receivable – Accounts receivable as of 12/31/2023 were $24,669.00

Use of Estimates- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. This will affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

Cash and Cash Equivalents – Cash and cash equivalents consisted of cash on deposit with established federally insured financial institutions. For purposes of the statement of cash flows, the company considers all highly liquid instruments with original maturities with three months or less to be cash equivalents.

Income Taxes – The Company complies with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, Income Taxes which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deducible amounts in the future based on the enacted tax law and rates applicable to the periods in which the differences are expected to affect the taxable income. Valuation allowances are established, when necessary, to reduce the differed income tax assets to the amount expected to be realized.

ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented, and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than–not threshold would be recorded as tax benefit or expense in the current year. In general, the prior three years' tax returns filed with various taxing agencies are open to examination.

Commencing January 1, 2016, Washington Securities elected to be treated as a Sub Chapter S Corporation. Therefore, there is no tax liability direct to corporation, and the tax liability is passed through to stockholders.

NOTE 3 – FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels: Level 1, Level 2, Level 3.

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2024.

	Level 1	Level 2	Level 3	Total
Equity Securities	$ 2,365	$ -	$ -	$ 2,365

For the year ending December 31st, 2024, the investment account had an unrealized gain of $775.36

NOTE 4 – RELATED PARTY TRANSACTIONS

N/A

NOTE 5 – LEASE AGREEMENTS

The Company held one month to month lease agreement for a printer/copier with DCA Imaging. The following amount is what was paid for the use of the printer/copier for 2024:

$3,765.71

The company also has a month to month lease agreement with BL Blackwell for office space. The following amount is what was paid to them in 2024:

$34,200

NOTE 6 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2024, the Company had net capital of $120,392 which was $115,392 in excess of its required net capital of $5,000. The company's ratio of aggregate indebtedness to net capital was .22 to 1.

NOTE 7 – OTHER REGULATORY REQUIREMENTS

The Company does not hold any funds or securities for the accounts of customers, and clears all its customer transactions through another broker-dealer on a fully disclosed basis. It is therefore exempt from the customer reserve requirements of the Securities and Exchange Commission Rule 15c3-3 under Section (k)(2)(ii).

NOTE 8 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through March 18, 2024, the date on which the financial statements were available to be issued. No events have occurred since the balance sheet date that would have material impact on financial statements.

NOTE 9 – SINGLE REPORTABLE BROKER DEALER

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including principal transactions, agency transactions, investment banking and investment advisory business. The Company has identified its President/CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominately in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment, and therefore a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

SCHEDULE III

STATEMENT RELATING TO REQUIREMENTS OF RULE 17A-5(D)(4)

There were no differences existing between the computations of net capital under rule 15c3-1 in this report and such computations in the respondents' most recent unaudited filings.